April 2008 Pricing Sheet dated April 11, 2008 relating to Preliminary Pricing Supplement No. 583 dated March 25, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
RevConsSM
Based on the Value of the PHLX Housing SectorSM Index due October 16, 2008
Reverse Convertible Securities

PRICING TERMS – APRIL 11, 2008
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,950,000
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Maturity date:	October 16, 2008
Underlying index:	The PHLX Housing SectorSM Index
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing value of the underlying index on the determination date is less than the initial index value and the closing value of the underlying index has declined to or below the trigger level on any index business day up to and including the determination date, $1,000 times the index performance factor.  Because the index performance factor will be less than 1.0, this payment will be less than $1,000.

Trigger level:	105.2925, which is 75% of the initial index value
Index performance factor:	(final index value / initial index value)
Initial index value:	140.39, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the determination date
Determination date:	October 10, 2008 (3 business days before the maturity date)
Coupon:	15% per annum, payable monthly beginning May 16, 2008.
Pricing date:	April 11, 2008
Original issue date:	April 16, 2008
Listing:	The RevCons will not be listed on any securities exchange.
CUSIP:	6174465E5
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per RevCons	$1,000	$15	$985
Total	$2,950,000	$44,250	$2,905,750

(1)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement.

“PHLX Housing SectorSM” and “HGXSM” are service marks of the Philadelphia Stock Exchange, Inc. (“PHLX”) and have been licensed for use by Morgan Stanley.  The RevCons are not sponsored, endorsed, sold or promoted by PHLX, and PHLX makes no representation regarding the advisability of investing in the RevCons.

You should read this document together with the preliminary pricing supplement and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 583 dated March 25, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.